

July 27, 2016

Via E-mail
Nicholas J. Holland
Chief Executive Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton 2196
South Africa

> **Re:** **Gold Fields Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 13, 2016**
> **File No. 001-31318**

Dear Mr. Holland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

20-F for Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates
Impairment of Long-lived Assets, page 161
Impairment of Goodwill, page 162

1. We note a history of operating losses and production results at South Deep for the three years ended December 31, 2015 including revenue decreases and operating costs increases as a result of weakening of the Rand. We also note on page 52 your all-in costs net of by-product revenues per ounce of gold sold ranged from $1,763 to $1,559 during this period while the future expected long-term gold price is $1,300 per ounce. Please provide the following information on key estimates and assumptions used for impairment assessment:

- the reason for increase in the life of the mine to 81 years;

- quantify the expected future operating costs and capital expenditures used and how they compare to the historical all-in costs during this period;

- provide some insight into the quality and variability in the expected cash flows associated with value beyond proven and probable reserves; and

- discuss and quantify any long-lived assets related to this mine that may be at risk for impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed at (202) 551-3773 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining